UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	AB Private Credit Investors Corporation

Address of Principal Business Office:	1345 Avenue of the Americas
New York, NY 10105

Telephone Number:	(212) 969-1000

Name and Address of Agent for	J. Brent Humphries
Service of Process:	1345 Avenue of the Americas
New York, NY 10105

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 12th day of May, 2016.

AB Private Credit Investors Corporation

/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President and Chairman of the Board of Directors

Attest:	/s/ Wesley Raper
	Name:	Wesley Raper
	Title:	Chief Financial Officer